Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of SciClone Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, warrants to purchase common stock or preferred stock or debt securities or any combination of the foregoing, either individually or as units comprised of one or more of the other securities, of SciClone Pharmaceuticals, Inc., and to the incorporation by reference therein of our reports dated March 15, 2012, with respect to the consolidated financial statements of SciClone Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of SciClone Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

March 15, 2012